Exhibit (a)(1)(C)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

NUVALENT, INC.

at

$124.00 per share of Class A Common Stock

and

$124.00 per share of Class B Common Stock

Pursuant to the Offer to Purchase for Cash dated June 24, 2026 by

HARMONY ROW ACQUISITION CO.,

GLAXOSMITHKLINE LLC

and

GSK PLC

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE FOLLOWING 11:59 P.M., EASTERN TIME, ON JULY 14, 2026, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

June 24, 2026

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by Harmony Row Acquisition Co., a Delaware corporation (“Purchaser”), a direct wholly-owned subsidiary of GlaxoSmithKline LLC, a Delaware limited liability company (“Parent”), which is an indirect wholly-owned subsidiary of GSK plc, a public limited company organized under the laws of England and Wales (“Ultimate Parent”), to act as information agent (the “Information Agent”) in connection with Purchaser’s offer to purchase all of the issued and outstanding shares of Class A Common Stock, par value $0.0001 per share (the “Class A Shares”), and Class B Common Stock, par value $0.0001 per share (the “Class B Shares” and, together with the Class A Shares, the “Shares”) of Nuvalent, Inc., a Delaware corporation (the “Company”), for $124.00 per Share, net to the seller in cash, without interest (such consideration as it may be increased from time to time pursuant to the terms of the Merger Agreement (as defined below), the “Offer Price”), subject to any applicable withholding taxes, and upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 24, 2026 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying letter of transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal,” which, together with the Offer to Purchase and other related materials, as they may be amended or supplemented from time to time, collectively constitute the “Offer”) enclosed herewith. The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 9, 2026 (as it may be amended or supplemented from time to time, the “Merger Agreement”), by and among the Company, Parent, Purchaser and solely for purposes of Section 9.14 therein, Ultimate Parent. Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

THE BOARD OF DIRECTORS OF THE COMPANY UNANIMOUSLY RECOMMENDS THAT THE HOLDERS OF SHARES ACCEPT THE OFFER AND TENDER THEIR SHARES TO PURCHASER PURSUANT TO THE OFFER.

The Offer is not subject to any financing condition. The conditions to the Offer are described in Section 15 of the Offer to Purchase.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1.	The Offer to Purchase;

2.	The Letter of Transmittal (together with the included Internal Revenue Service Form W-9) for your use in accepting the Offer and tendering Shares and for the information of your clients;

3.

A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer; and

4.	The Company’s Solicitation/Recommendation Statement on Schedule 14D-9, dated June 24, 2026.

We urge you to contact your clients as promptly as possible. Please note that the Offer will expire at one minute following 11:59 P.M., Eastern Time, on July 14, 2026, unless the Offer is extended by the Purchaser or earlier terminated in accordance with the terms of the Merger Agreement. Previously tendered Shares may be withdrawn at any time until the Offer has expired, and if not previously accepted for payment, may also be withdrawn at any time after August 22, 2026, pursuant to SEC (as defined in the Offer to Purchase) regulations or earlier terminated in accordance with its terms or the terms of the Merger Agreement.

The Offer is being made pursuant to the Merger Agreement, pursuant to which, as soon as practicable following consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will merge with and into the Company (the “Merger”) and the separate existence of Purchaser will cease and the Company will continue as the surviving corporation as a direct wholly-owned subsidiary of Parent, upon the terms and subject to the conditions set forth in the Merger Agreement. The Merger will be effected without a vote of the Company’s stockholders in accordance with Section 251(h) of the General Corporation Law of the State of Delaware, as amended.

The Board of Directors of the Company, at a meeting duly called and held, unanimously: (a) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement (the “Contemplated Transactions”), including the Offer and the Merger, are advisable and fair to, and in the best interests of, the Company and the holders of the Shares, (b) declared it advisable that the Company enter into the Merger Agreement and consummate the Contemplated Transactions, including the Offer and the Merger, (c) adopted the Merger Agreement and approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Contemplated Transactions, including the Offer and the Merger, and (d) subject to the terms and conditions of the Merger Agreement, recommended that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer.

For Shares to be properly tendered to the Purchaser pursuant to the Offer the share certificates or confirmation of receipt of such Shares under the procedure for book-entry transfer, together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or an “Agent’s Message” (as defined in the Offer to Purchase) in the case of book-entry transfer, and any other documents required in the Letter of Transmittal, must be timely received by the Depositary. Purchaser is not providing for guaranteed delivery procedures.

Except as set forth in the Offer to Purchase, Purchaser will not pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent as described in the Offer to Purchase) in connection with the solicitation of tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks and trust companies for customary mailing and handling expenses incurred by them in forwarding materials to their customers. Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from the undersigned at the addresses and telephone numbers set forth below.

Very truly yours,

Innisfree M&A Incorporated

Nothing contained herein or in the enclosed documents shall render you the agent of Purchaser, the Information Agent or the Depositary or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer, including the Contemplated Transactions, other than the enclosed documents and the statements contained therein.

The Information Agent for the Offer is:

INNISFREE M&A INCORPORATED

500 Fifth Avenue, 21st Floor

New York, NY 10110

Shareholders May Call Toll Free:

(877) 750-5838 (from the U.S. and Canada), or

+1 (412) 232-3651 (from other countries)

Banks and Brokers May Call Collect: (212) 750-5833

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